UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 27, 2018

Southcross Energy Partners, L.P.
(Exact name of registrant as specified in its charter)

Delaware	001-35719	45-5045230
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

1717 Main Street
Suite 5200
Dallas, Texas 75201
(Address of principal executive office) (Zip Code)

(214) 979-3720
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Securities Holders
On March 27, 2018, Southcross Energy Partners, LP (“SXE”) held a special meeting of unitholders (the “Special Meeting”) at the offices of Locke Lord LLP in Houston, Texas to consider and vote on proposals (i) to adopt and approve the Agreement and Plan of Merger, dated October 31, 2017 (the “Merger Agreement”), by and among SXE, Southcross Energy Partners GP, LLC, the general partner of SXE (“SXE GP”), American Midstream Partners, LP (“AMID”), American Midstream GP, LLC, and Cherokee Merger Sub LLC (“AMID Merger Sub”), and the transactions contemplated thereby, including the merger of AMID Merger Sub with SXE, with SXE surviving as a wholly owned subsidiary of AMID (the “Merger”), and (ii) to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to the named executives officers of SXE GP in connection with the Merger. The proposals are described in detail in the definitive proxy statement filed by SXE with the Securities and Exchange Commission on February 13, 2018 (the “Proxy Statement”). The SXE GP Board of Directors recommended a vote “FOR” in connection with each of the proposals voted upon, as further described in the Proxy Statement.
As of the record date, February 12, 2018, there were 48,623,615 common units of SXE (“SXE Common Units”) (including 22,131,541 Non-Affiliated Common Units (as defined below)), 12,213,713 subordinated units in SXE (“SXE Subordinated Units”) and 18,656,071 class B convertible units in SXE (“SXE Class B Convertible Units”) outstanding and entitled to vote at the Special Meeting. At the Special Meeting, holders of 41,363,517 SXE Common Units (including 14,884,183 Non-Affiliated Common Units (as defined below)), 12,213,713 SXE Subordinated Units and 18,656,071 SXE Class B Convertible Units were present or represented by proxy, constituting a quorum. A summary of the voting results for the proposals is set forth below:
Proposal 1: Adoption and Approval of the Merger Agreement
SXE unitholders adopted and approved the Merger Agreement and the transactions contemplated thereby. Approval of the proposal required the affirmative vote of holders of at least a majority of the SXE Common Units, other than common units held by SXE GP or its affiliates (including without limitation Southcross Holdings LP, a Delaware limited partnership or any of its subsidiaries) (the “Non-Affiliated Common Units”), holders of at least a majority of the SXE Subordinated Units, and holders of at least a majority of the SXE Class B Convertible Units outstanding as of the record date for the Special Meeting, voting as separate classes. The following are the tabulated votes “For” and “Against” this proposal, as well as the number of “Abstentions”:

	For	Against	Abstain
Non-Affiliated Common Units	14,184,984	628,882	70,317
SXE Subordinated Units	12,213,713
SXE Class B Convertible Units	18,656,071

Proposal 2: Approval, on an Advisory (Non-Binding) Basis, of Compensation to the Named Executive Officers
SXE unitholders approved, on an advisory (non-binding) basis, the compensation that may be paid or become payable to the named executive officers of SXE GP in connection with the Merger. Approval of the proposal required the affirmative vote of holders of at least a majority of the SXE Common Units outstanding as of the record date for the Special Meeting. The following are the tabulated votes “For” and “Against” this proposal, as well as the number of “Abstentions”:

	For	Against	Abstain
SXE Common Units	34,787,183	6,038,755	537,578

Item 8.01 Other Events
Following the Special Meeting described in Item 5.07, SXE issued a press release announcing the results of the unitholder vote at the Special Meeting. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit Number	Description
99.1	Press Release issued by Southcross Energy Partners, LP, dated March 27, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Southcross Energy Partners, L.P.

	By:	Southcross Energy Partners, GP, LLC
its general partner

Date: March 27, 2018	By:	/s/ Kelly J. Jameson
Kelly J. Jameson
Senior Vice President, General Counsel and
Secretary